Filed by Galaxy Digital Holdings Ltd.
Pursuant to Rule 425 of the Securities Act of 1933
Subject Company: Galaxy Digital Inc.
(Commission File No.: 333-262378)
Galaxy Digital Holdings Ltd.
Special Meeting
2025
Declaration of Beneficial Ownership
(TO BE COMPLETED ONLY IF YOU CHECKED THE “NO” BOX IN ITEM 4(ii) ON
YOUR PROXY OR VOTING INFORMATION FORM, AS APPLICABLE)
For the purpose of determining the aggregate number of votes that U.S. holders are entitled to cast, if the undersigned holds shares of the Company for the account or benefit of any other person that is a U.S. resident, the undersigned certifies that it owns beneficially the following number of shares for U.S. residents and the following number of shares for non-U.S. residents.

NUMBER OWNED FOR U.S. RESIDENTS

NUMBER OWNED FOR NON-U.S. RESIDENTS
IF YOU HOLD SHARES OF THE COMPANY FOR THE ACCOUNT OR BENEFIT OF ANY OTHER
PERSON THAT IS A U.S. RESIDENT AND DO NOT COMPLETE, SIGN AND MAIL (USING THE
RETURN ENVELOPE PROVIDED TO YOU OR EMAIL TO
TSXTRUSTPROXYVOTING@TMX.COM) THIS DECLARATION OF BENEFICIAL
OWNERSHIP FOR U.S. RESIDENTS, OR IF IT IS DETERMINED BY THE DIRECTORS OF THE
COMPANY, IN THEIR ABSOLUTE DISCRETION, THAT YOU INCORRECTLY COMPLETED THIS
DECLARATION (THROUGH INADVERTENCE OR OTHERWISE), IT WILL BE DEEMED THAT ALL
SHARES HELD BY YOU ARE HELD FOR THE ACCOUNT OR BENEFIT OF A PERSON THAT IS A
U.S. RESIDENT.

Please Print Name	Signature of registered owner(s) Date (MM/DD/YYYY)